Exhibit 99.5

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2021	September 30, 2022	September 30, 2022
		RMB	RMB	US$
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents		4,390,293	4,204,410	591,047
Restricted cash		460,174	642,373	90,303
Short-term investments		193,672	110,048	15,470
Accounts receivable, net of allowance of RMB924 and RMB2,379 (US$334) as of December 31, 2021 and September 30, 2022, respectively	4	661,027	1,719,980	241,791
Value added taxes recoverable		327,553	431,172	60,613
Prepayments and other current assets		314,604	348,742	49,026

Total current assets		6,347,323	7,456,725	1,048,250

Non-current assets
Property and equipment, net	5	9,427,591	11,741,979	1,650,661
Operating lease right-of-use assets		803,544	939,706	132,102
Finance lease right-of use assets		136,825	134,621	18,925
Intangible assets	6	305,800	296,196	41,639
Goodwill		472,883	499,880	70,272
Deferred tax assets		30,866	52,891	7,435
Restricted cash		390,535	141,151	19,843
Value added taxes recoverable		424,011	356,997	50,186
Other non-current assets		342,573	643,334	90,436

Total non-current assets		12,334,628	14,806,755	2,081,499

Total assets		18,681,951	22,263,480	3,129,749

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB114,478 and RMB115,014 (US$16,168) as of December 31, 2021 and September 30, 2022, respectively):

Short-term bank loans	8	260,980	455,443	64,025
Current portion of long-term bank loans	8	1,689,545	576,141	80,993
Accounts payable		1,701,299	1,863,021	261,899
Amounts due to related parties	11	38,832	71,612	10,067
Income taxes payable		49,168	101,200	14,226
Current portion of operating lease liabilities		45,501	33,646	4,730
Current portion of finance lease liabilities		4,765	4,854	682
Derivative liabilities	2	—	2,829	398
Accrued expenses and other current liabilities	7	511,257	312,117	43,877

Total current liabilities		4,301,347	3,420,863	480,897

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2022 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2021	September 30, 2022	September 30, 2022
		RMB	RMB	US$
			(unaudited)	(unaudited)

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB196,730 and RMB172,810 (US$24,293) as of December 31, 2021 and September 30, 2022, respectively):

Long-term bank loans	8	3,526,460	7,384,510	1,038,098
Operating lease liabilities		198,806	181,752	25,550
Finance lease liabilities		57,002	57,383	8,067
Deferred tax liabilities		270,950	319,299	44,886
Derivative liabilities	2	16,354	—	—
Other non-current liabilities		196,400	217,132	30,524

Total non-current liabilities		4,265,972	8,160,076	1,147,125

Total liabilities		8,567,319	11,580,939	1,628,022

Commitments and contingencies	15
Shareholders’ equity:

Ordinary shares (par value of US$0.00001 per share, 4,500,000,000 Class A ordinary shares authorized, 359,099,633 Class A ordinary shares issued and 358,376,753 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 373,459,748 Class B ordinary shares issued and 368,500,979 Class B ordinary shares outstanding as of December 31, 2021; 4,500,000,000 Class A ordinary shares authorized, 375,494,439 Class A ordinary shares issued and 369,590,431 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 360,264,942 Class B ordinary shares issued and 360,264,942 Class B ordinary shares outstanding as of September 30, 2022

		46	46	6
Additional paid-in capital		10,646,328	10,804,542	1,518,878
Statutory reserves		189,700	189,700	26,668
Accumulated other comprehensive loss	13	(257,977)	(383,450)	(53,905)
(Accumulated deficit)/retained earnings		(463,465)	71,703	10,080

Total shareholders’ equity		10,114,632	10,682,541	1,501,727

Total liabilities and shareholders’ equity		18,681,951	22,263,480	3,129,749

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2021	2022	2022
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenue
Colocation services		1,917,651	2,950,317	414,749
Colocation rental		85,894	98,425	13,836
Others		67,003	112,666	15,838

Total Revenue	3	2,070,548	3,161,408	444,423

Cost of revenue
Colocation services		(1,061,744)	(1,634,933)	(229,835)
Colocation rental		(94,141)	(105,298)	(14,802)
Others		(61,546)	(98,078)	(13,788)

Gross profit		853,117	1,323,099	185,998

Operating expenses
Selling and marketing expenses		(70,960)	(52,900)	(7,437)
General and administrative expenses		(267,992)	(335,086)	(47,106)
Research and development expenses		(60,502)	(56,029)	(7,876)

Total operating expenses		(399,454)	(444,015)	(62,419)

Operating income		453,663	879,084	123,579
Interest income		47,120	38,276	5,381
Interest expense		(226,609)	(239,906)	(33,726)
Foreign exchange gain		790	6,963	979
Changes in fair value of financial instruments	2	12,886	36,023	5,064
Others, net		15,376	33,235	4,672

Income before income taxes		303,226	753,675	105,949
Income tax expense		(101,471)	(218,507)	(30,717)

Net income		201,755	535,168	75,232

Earnings per share (Class A and B ordinary shares):
Basic	12	0.28	0.73	0.10
Diluted	12	0.28	0.73	0.10
Shares (Class A and B ordinary shares) used in earnings per share:
Basic	12	725,828,527	728,747,018	728,747,018
Diluted	12	729,140,771	731,642,984	731,642,984
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	13	(64,090)	(125,473)	(17,639)

Comprehensive income		137,665	409,695	57,593

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	(Accumulated deficit) Retained earnings	Total Chindata Group Holdings Limited shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	724,792,217	46	10,510,516	82,792	(172,586)	(681,300)	9,739,468
Cumulative effect of adoption of ASU 2016-13						8,323	8,323
Net income						201,755	201,755
Share-based compensation			100,941				100,941
Exercise of share options	1,641,337		12,337				12,337
Other comprehensive loss					(64,090)		(64,090)

Balance as of September 30, 2021 (unaudited)	726,433,554	46	10,623,794	82,792	(236,676)	(471,222)	9,998,734

Balance as of January 1, 2022	726,877,732	46	10,646,328	189,700	(257,977)	(463,465)	10,114,632
Net income						535,168	535,168
Share-based compensation			141,360				141,360
Exercise of share options	2,977,641		16,854				16,854
Other comprehensive loss					(125,473)		(125,473)

Balance as of September 30, 2022 (unaudited)	729,855,373	46	10,804,542	189,700	(383,450)	71,703	10,682,541

Balance as of September 30, 2022 (US$) (unaudited)	729,855,373	6	1,518,878	26,668	(53,905)	10,080	1,501,727

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	201,755	535,168	75,232
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	434,426	583,172	81,981
Non-cash expense relating to prepaid land use rights	2,743	3,237	455
Share-based compensation	102,436	148,563	20,885
Allowance for credit losses	5,863	1,949	274
Deferred income taxes	21,534	22,564	3,172
Changes in fair value of financial instruments	(12,886)	(36,023)	(5,064)
Foreign exchange gain	(790)	(6,963)	(979)
Amortization of debt issuance cost	23,891	63,216	8,887
Others	1,879	9,349	1,315
Changes in operating assets and liabilities:
Accounts receivable	(165,128)	(1,040,536)	(146,276)
Value added taxes recoverable	42,889	85,941	12,081
Prepayments and other current assets	(67,254)	123,570	17,371
Operating lease right-of-use assets	(2,280)	38,680	5,438
Other non-current assets	(7,169)	(3,467)	(487)
Accounts payable	3,824	60,323	8,480
Income taxes payable	(10,529)	52,032	7,315
Amounts due to related parties	—	34,089	4,792
Accrued expenses and other current liabilities	91,477	(176,574)	(24,822)
Operating lease liabilities	272	(45,027)	(6,330)
Other non-current liabilities	101,044	16,631	2,337

Net cash generated from operating activities	767,997	469,894	66,057

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(2,494,589)	(3,225,564)	(453,443)
Purchase of land use rights	(108,417)	(103,711)	(14,579)
Cash paid for investment and business combination, net of cash acquired	—	(228,878)	(32,175)
Purchase of short-term investments	(249,485)	(110,000)	(15,464)
Sales and maturities of short-term investments	—	196,749	27,659

Net cash used in investing activities	(2,852,491)	(3,471,404)	(488,002)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of issuance cost for ordinary shares issued in prior year	(14,734)	—	—
Proceeds from exercise of share options	7,510	6,575	924
Principal portion of finance lease payments	(6,483)	(3,958)	(556)
Proceeds from short-term bank loans	257,680	184,536	25,942
Proceeds from long-term bank loans	1,327,788	5,815,436	817,521
Payment of debt issuance cost	(28,258)	(109,498)	(15,393)
Repayment of short-term bank loans	—	(258,579)	(36,350)
Repayment of long-term bank loans	(255,252)	(3,048,637)	(428,571)

Net cash generated from financing activities	1,288,251	2,585,875	363,517

Exchange rate effect on cash, cash equivalents and restricted cash	(46,148)	162,567	22,853

Net decrease in cash, cash equivalents and restricted cash	(842,391)	(253,068)	(35,575)

Cash, cash equivalents and restricted cash at the beginning of the period	6,911,463	5,241,002	736,768

Cash, cash equivalents and restricted cash at the end of the period	6,069,072	4,987,934	701,193

Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	1,184,636	1,681,504	236,382
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	5,603,703	4,204,410	591,047
Restricted cash	465,369	783,524	110,146

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	6,069,072	4,987,934	701,193

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

Chindata Group Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services in Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in the People’s Republic of China (the “PRC” or “China”), Malaysia and India.

As of September 30, 2022, there have been no changes to the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2021.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Sitan (Beijing) Data Technology Company Limited and Hebei Qinshu Information Technology Company Limited, and subsidiaries of the variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to Suzhou Stack Data Technology Company Limited and Hebei Stack Data Technology Company Limited, the WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is a wholly-owned subsidiary of the Company. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The carrying amounts of the assets, liabilities and the results of operations of the VIEs are presented in aggregate due to the similarity of the purpose and design of the VIEs, the nature of the assets in these VIEs and the type of the involvement of the Company in these VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and cash flows:

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Total current assets	1,927,697	2,920,856	410,607
Total non-current assets	608,317	579,003	81,395

Total assets	2,536,014	3,499,859	492,002

Total current liabilities	2,225,938	3,184,363	447,651
Total non-current liabilities	196,730	172,810	24,293

Total liabilities	2,422,668	3,357,173	471,944

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues	1,921,106	3,007,419	422,776
Net income	5,976	25,471	3,581
Net cash generated from operating activities	577,600	212,406	29,860
Net cash used in investing activities	(185,141)	(216,147)	(30,385)
Net cash used in financing activities	(1,071)	—	—

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The revenues of the VIEs are presented after elimination of inter-entity transactions. The VIEs contributed an aggregate of 93% and 95% of the Group’s consolidated revenue for the nine months ended September 30, 2021 and 2022, respectively.

As of September 30, 2022, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which a wholly-owned subsidiary of the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1135 per US$1.00 on September 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, derivatives, amounts due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives with the assistance of an independent appraiser. The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

The Group’s derivatives represent target accrual forward transaction, the embedded call option, cross currency swap, and non-deliverable forward that did not qualify for hedge accounting in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The derivatives are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the unaudited interim condensed consolidated statements of comprehensive income within “Changes in fair value of financial instruments”. As of September 30, 2022, the total notional amount of the derivative contracts were MYR396,654 and US$500. The gain of RMB1,582 and RMB35,226 (US$4,952) were recognized within “Changes in fair value of financial instruments” in the unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2021 and 2022, respectively. The estimated fair value of the derivatives is determined at discrete points in time with reference to the market rates using industry standard valuation techniques. The fair value of the Group’s derivatives was determined utilizing market observable forward exchange rates. During all periods presented, there were no changes in valuation technique; or transfers in and out of each level.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021 and September 30, 2022, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

3. REVENUES

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Colocation services recognized over time	1,917,651	2,950,317	414,749
Colocation rental recognized over time	85,894	98,425	13,836
Others recognized over time	67,003	112,666	15,838

	2,070,548	3,161,408	444,423

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4. ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	661,951	1,722,359	242,125
Allowance for credit losses	(924)	(2,379)	(334)

Accounts receivable, net	661,027	1,719,980	241,791

5. PROPERTY AND EQUIPMENT, NET

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Buildings	2,721,086	3,336,445	469,030
Data center equipment	4,607,321	7,236,014	1,017,223
Furniture and office equipment	17,086	19,205	2,700
Computers and network equipment	14,858	25,170	3,538
Motor vehicles	10,001	13,379	1,881
Purchased software	12,763	14,164	1,991
Leasehold improvements	48,674	95,785	13,465
Construction in progress	3,218,617	2,785,589	391,592

	10,650,406	13,525,751	1,901,420
Less: accumulated depreciation	(1,222,815)	(1,783,772)	(250,759)

Property and equipment, net	9,427,591	11,741,979	1,650,661

Depreciation expense for the nine months ended September 30, 2021 and 2022 was RMB401,835 and RMB550,179 (US$77,343), respectively.

6. INTANGIBLE ASSETS

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Acquired customer relationships	396,499	396,996	55,809
Acquired license and others	30,834	52,830	7,427
Less: accumulated amortization	(121,533)	(153,630)	(21,597)

Intangible assets, net	305,800	296,196	41,639

The Group recorded amortization expense of RMB31,685 and RMB31,997 (US$4,498) for the nine months ended September 30, 2021 and 2022, respectively.

As of September 30, 2022, estimated amortization expense of the existing intangible assets for the three months ended December 31, 2022 and for the years ending December 31, 2023, 2024, 2025 and 2026 is RMB10,634, RMB39,872, RMB55,207, RMB54,714 and RMB51,821, respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Payroll payable	59,432	63,947	8,990
Interest payable*	239,853	13,438	1,889
Deferred government grants	8,629	9,815	1,380
Other tax and surcharges payable	90,011	78,187	10,991
Accrued expenses	42,693	49,751	6,994
Others	70,639	96,979	13,633

	511,257	312,117	43,877

*

Interest payable as of December 31, 2021 included the incremental interest payable of RMB223,084 due upon the maturity of one bank, which was settled when the related bank loan was repaid in September 2022.

8. BANK LOANS

The Group’s borrowings consisted of the following:

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Secured short-term bank loans	260,980	455,443	64,025
Secured long-term bank loans	5,216,005	7,960,651	1,119,091

	5,476,985	8,416,094	1,183,116

The Group entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years.

As of September 30, 2022, the Group had total financing credit facilities of RMB5,704,381, US$570,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB1,014,968, US$ nil and MYR nil, respectively.

The Group entered into a new syndication loan agreement with US$500,000 facility in June 2022. The facility has a 3-year tenor with a 2-year extension option. The Group had drawn down the facility in full as of September 30, 2022.

The weighted average interest rate on bank loans as of December 31, 2021 and September 30, 2022 was 7.12% and 6.21%, respectively. Management assessed that there was no breach of loan covenants for all its bank borrowings as of December 31, 2021 and September 30, 2022.

9. TAXATION

The Company’s effective tax rates are 33.5% and 29.0% for the nine months ended September 30, 2021 and 2022, respectively. The change in the effective tax rate is mainly due to the increase in operating income in certain PRC subsidiaries and the increase in non-deductible expenses including share-based compensation.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9. TAXATION (Continued)

The Group evaluated its income tax uncertainty in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the unaudited interim condensed consolidated statements of comprehensive income. As of September 30, 2022, the recorded unrecognized tax benefits are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the Group’s unaudited interim condensed consolidated financial statements. It is possible that the amount of unrecognized tax benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

In general, the tax authorities have five to seven years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2016 through 2021 remain open to examination by the respective tax authorities.

10. RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. The amounts of restricted assets including registered share capital, capital reserve and surplus reserves of the Company’s PRC subsidiaries and the VIEs were approximately RMB4,224,510 (US$593,872) as of September 30, 2022.

11. RELATED PARTY TRANSACTIONS

a)	Related parties

Equity method investee of the Company (referred to as “Investee”)

Hebei Jizongneng Energy Development Co., Ltd. (“Jizongneng”)

Affiliate of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Bain Capital Private Equity Advisors (China) Ltd.

Bain Capital Private Equity, LP

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

Abiding Joy HK Limited

b)	The Group had the following related party transactions:

	For the nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Purchase of utility from Jizongneng*	—	258,128	36,287

*	Utility purchased from Jizongneng represented electricity and related costs for the Group’s colocation services which was recorded in cost of revenues.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11. RELATED PARTY TRANSACTIONS (Continued)

c)	The Group had the following related party balances at the end of the period:

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due to related parties:
Investee	6,754	40,843	5,742
Shareholder Affiliates	32,078	30,769	4,325

	38,832	71,612	10,067

All the balances with related parties as of December 31, 2021 and September 30, 2022 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed.

12. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the nine months ended September 30,
	2021		2022
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share-basic:
Numerator:
Allocation of net income available to ordinary shareholders	97,555	104,200	269,581	37,897	265,587	37,335
Denominator:
Weighted average number of ordinary shares outstanding	350,963,669	374,867,453	367,092,587	367,092,587	361,654,431	361,654,431

Denominator used for earnings per share	350,963,669	374,867,453	367,092,587	367,092,587	361,654,431	361,654,431
Earnings per share-basic	0.28	0.28	0.73	0.10	0.73	0.10

Earnings per share-diluted:
Numerator:
Allocation of net income available to ordinary shareholders	97,555	104,200	269,581	37,897	265,587	37,335
Reallocation of net income available to ordinary shares as a result of conversion of Class B to Class A ordinary shares	104,200	—	265,587	37,335	—	—
Reallocation of net income to Class B ordinary shares	—	(96)	—	—	(1,051)	(148)

Net income available to ordinary shareholders	201,755	104,104	535,168	75,232	264,536	37,187
Denominator:
Weighted average number of ordinary shares outstanding	350,963,669	374,867,453	367,092,587	367,092,587	361,654,431	361,654,431
Share-based awards	1,947,865	1,364,379	2,895,966	2,895,966	—	—
Conversion of Class B including potential ordinary shares to Class A ordinary shares	376,231,832	—	361,654,431	361,654,431	—	—

Denominator used for earnings per share	729,143,366	376,231,832	731,642,984	731,642,984	361,654,431	361,654,431
Earnings per share-diluted	0.28	0.28	0.73	0.10	0.73	0.10

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. ACCUMULATED OTHER COMPREHENSIVE LOSS

RMB
Balance as of January 1, 2021	(172,586)
Foreign currency translation adjustments, net of tax of nil	(64,090)

Balance as of September 30, 2021 (unaudited)	(236,676)
Balance as of January 1, 2022	(257,977)
Foreign currency translation adjustments, net of tax of nil	(125,473)

Balance as of September 30, 2022 (unaudited)	(383,450)

Balance as of September 30, 2022, in US$ (unaudited)	(53,905)

There have been no reclassifications out of accumulated other comprehensive loss to net income for the periods presented.

14. BUSINESS COMBINATION

In March 2022, the Group completed a business combination, which the Group expected to increase its operating capacity in Thailand. The total purchase consideration was RMB76,029 (US$10,688). The acquired business was considered insignificant. The results of the acquired business’s operations have been included in the Group’s consolidated financial statements.

15. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments of RMB2,273,538 (US$319,609) for the purchase of certain data center equipment and construction in progress as of September 30, 2022, which are scheduled to be paid within one to two years.

Contingencies

In August 2020 (“Termination Date”), Bridge Datacentres (Mumbai) LLP (“Bridge Mumbai”), the Company’s subsidiary in India, exercised its rights under the force majeure clause and terminated its construction contact with Sterling & Wilson Private Limited (“S&W”), the contractor of its data center in India. Pursuant to the termination, S&W made a claim against Bridge Mumbai towards amounts payable for work performed through Termination Date, other costs and losses. In turn, Bridge Mumbai also submitted a claim against S&W towards the refund of cash advance payments previously made, and losses caused by S&W including delay in work performed, defective work, and replacement of contractor. In March 2021, Bridge Mumbai submitted a statement of defense. As of September 30, 2022, both parties had completed the pre-trial formalities and the hearings were still on-going. Based on management’s estimation and legal counsel’s advice, RMB31,162 (US$4,890) was accrued and recorded in “Others, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2020, and there were no significant changes to such accrual balance as of December 31, 2021 and September 30, 2022.